                           OFFER TO PURCHASE FOR CASH
                                       BY

                               REXENE CORPORATION
                                       OF
                   UP TO 2,156,250 SHARES OF ITS COMMON STOCK
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                  AT A PURCHASE PRICE NOT GREATER THAN $16.00
                         NOR LESS THAN $14.00 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MAY 5, 1997, UNLESS THE OFFER IS EXTENDED.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS, EXECUTIVE OFFICERS OR THEIR RESPECTIVE AFFILIATES INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER. SEE SECTION 9.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS, INCLUDING THE CONTINUED AVAILABILITY OF FUNDS TO PURCHASE THE TENDERED SHARES IF THERE IS A CHANGE OF CONTROL OF THE COMPANY UNDER THE COMPANY'S BANK CREDIT AGREEMENT. SEE SECTION 6.
                            ------------------------
     Rexene Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its common stock, par value $0.01 per share (the "Shares"), including the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Stockholder Rights Agreement, dated as of January 26, 1993, between the Company and American Stock Transfer & Trust Company, as Rights Agent (as amended, the "Rights Agreement"), to the Company at prices not greater than $16.00 nor less than $14.00 per Share in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the "Offer"). Unless the Rights are redeemed by the Company or become separately tradeable prior to the Expiration Date (as defined herein), a tender of the Shares also will constitute a tender of the associated Rights. No separate consideration will be paid for such Rights. All references herein to Rights shall include all benefits which may inure to stockholders of the Company pursuant to the Rights Agreement, and, unless the context requires otherwise, all references herein to Shares shall include the associated Rights.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $16.00 nor less than $14.00 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 2,156,250 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number of Shares as are validly tendered at prices not greater than $16.00 nor less than $14.00 per Share). The Company will pay the Purchase Price for all Shares validly tendered at prices specified by the tendering stockholder at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including the proration terms thereof. The Company reserves the right, in its sole discretion, to purchase more than 2,156,250 Shares pursuant to the Offer, provided that the aggregate consideration paid by the Company to purchase all Shares pursuant to the Offer will not exceed $34.5 million.

     At a meeting of the Board of Directors of the Company held on March 13, 1997, the Board of Directors declared a regular quarterly dividend of $.04 per Share payable on April 10, 1997 to stockholders of record on March 28, 1997. Since the Expiration Date will occur after April 10, 1997, holders of record on March 28, 1997 of Shares purchased in the Offer will be entitled to receive such dividend to be paid to stockholders of record as of such date regardless of whether such Shares are tendered pursuant to the Offer prior to, on or after April 10, 1997. The Shares are listed and principally traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "RXN." On April 2, 1997, the last full trading day on the NYSE preceding announcement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $13.25. On April 3, 1997, the last full trading day on the NYSE preceding commencement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $13.00. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 7.
                       ---------------------------------

                     The Dealer Managers for the Offer are:

SMITH BARNEY INC.                                        SCHRODER WERTHEIM & CO.

April 4, 1997

                                   IMPORTANT

     Any stockholders desiring to tender all or any portion of their Shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it with any required signature guarantee and any other required documents to ChaseMellon Shareholder Services, L.L.C. (the "Depositary"), and either mail or deliver the stock certificates for such Shares to the Depositary (with all such other documents) or follow the procedure for book-entry delivery set forth in Section 3, or (ii) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. Stockholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis or whose other required documentation cannot be delivered to the Depositary, in any case, by the expiration of the Offer should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3. TO EFFECT A VALID TENDER OF THEIR SHARES, STOCKHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE OR PRICES AT WHICH THEY ARE TENDERING SHARES.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to D.F. King & Co., Inc. (the "Information Agent") at its address and telephone number set forth on the back cover of this Offer to Purchase.

                                    SUMMARY

     This general summary is provided for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details of this Offer to Purchase.

Number of Shares to be Purchased..............  2,156,250 Shares (or such lesser number of Shares as are validly tendered). The Company reserves the
                                                right, in its sole discretion, to purchase more than
                                                2,156,250 Shares pursuant to the Offer, provided that
                                                the aggregate consideration paid by the Company to
                                                purchase all Shares pursuant to the Offer will not
                                                exceed $34.5 million.
Purchase Price................................  The Company will determine a single per Share net cash price, not greater than $16.00 nor less than
                                                $14.00 per Share, that it will pay for Shares validly
                                                tendered. All Shares acquired in the Offer will be
                                                acquired at the Purchase Price even if Shares are
                                                tendered at a price specified by the tendering
                                                stockholder below the Purchase Price. Each
                                                stockholder desiring to tender Shares must specify in
                                                the Letter of Transmittal the minimum price or prices
                                                (not greater than $16.00 nor less than $14.00 per
                                                Share) at which such stockholder is willing to have
                                                Shares purchased by the Company.
How to Tender Shares..........................  See Section 3. Call the Information Agent or consult your broker for assistance.
Brokerage Commissions.........................  None.
Stock Transfer Tax............................  None, if payment is made to the registered holder.
Expiration and Proration Dates................  Monday, May 5, 1997, at 12:00 Midnight, New York City
                                                time, unless extended by the Company.
Payment Date..................................  As soon as practicable after the Expiration Date.
Position of the Company and its Directors.....  Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether
                                                to tender or refrain from tendering Shares.
Withdrawal Rights.............................  Tendered Shares may be withdrawn at any time until
                                                12:00 Midnight, New York City time, on Monday, May 5,
                                                1997, unless the Offer is extended by the Company
                                                and, unless previously purchased, after 12:00
                                                Midnight, New York City time, on Friday, May 30,
                                                1997. See Section 4.
Odd Lots......................................  There will be no proration of Shares tendered by any stockholder owning beneficially fewer than 100 Shares
                                                in the aggregate as of March 31, 1997, who continues
                                                to beneficially own fewer than 100 Shares on the
                                                Expiration Date, and who tenders all such Shares at
                                                or below the Purchase Price prior to the Expiration
                                                Date and who checks the "Odd Lots" box in the Letter
                                                of Transmittal.
Further Developments Regarding the Offer......  Call the Information Agent or consult your broker.

                            ------------------------

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.
                            ------------------------

                               TABLE OF CONTENTS

                          SECTION                             PAGE
                          -------                             ----
INTRODUCTION................................................    5
THE OFFER...................................................    8
 1. Number of Shares; Proration.............................    8
 2. Tenders by Owners of Fewer than 100 Shares..............   10
 3. Procedure for Tendering Shares..........................   10
 4. Withdrawal Rights.......................................   13
 5. Purchase of Shares and Payment of Purchase Price........   14
 6. Certain Conditions of the Offer.........................   15
 7. Price Range of Shares; Dividends........................   16
 8. Purpose of the Offer; Certain Effects of the Offer......   17
 9. Interests of Directors and Executive Officers;
    Transactions and Arrangements Concerning the Shares.....   19
10. Source and Amount of Funds..............................   20
11. Certain Information About the Company...................   20
12. Effects of the Offer on the Market for Shares;
    Registration under the Exchange Act.....................   24
13. Certain Legal Matters; Regulatory Approvals.............   24
14. Certain U.S. Federal Income Tax Consequences............   25
15. Extension of the Offer; Termination; Amendments.........   26
16. Fees and Expenses.......................................   27
17. Miscellaneous...........................................   28
SCHEDULE I  Certain Transactions Involving Shares...........  S-1

To the Holders of Shares of Common Stock of Rexene Corporation:

                                  INTRODUCTION

     Rexene Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its common stock, par value $0.01 per share (the "Shares"), including the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Stockholder Rights Agreement, dated as of January 26, 1993, between the Company and American Stock Transfer & Trust Company, as Rights Agent (as amended, the "Rights Agreement"), to the Company at prices not greater than $16.00 nor less than $14.00 per Share in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the "Offer"). Unless the Rights are redeemed by the Company or become separately tradeable prior to the Expiration Date (as defined herein), a tender of the Shares also will constitute a tender of the associated Rights. No separate consideration will be paid for such Rights. All references herein to Rights shall include all benefits which may inure to stockholders of the Company pursuant to the Rights Agreement, and, unless the context requires otherwise, all references herein to Shares shall include the associated Rights. For a description of the Rights, see Section 7.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $16.00 nor less than $14.00 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 2,156,250 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number of Shares as are validly tendered at prices not greater than $16.00 nor less than $14.00 per Share). The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date (as defined in Section 1) at prices specified by the tendering stockholder at or below the Purchase Price and not withdrawn upon the terms and subject to the conditions of the Offer, including the proration terms described below. The Company reserves the right, in its sole discretion, to purchase more than 2,156,250 Shares pursuant to the Offer, provided that the aggregate consideration paid by the Company to purchase all Shares pursuant to the Offer will not exceed $34.5 million. The Company currently anticipates that if the Purchase Price is below $16.00 per Share, it will exercise such right if a sufficient number of Shares are validly tendered at or below the Purchase Price.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS, INCLUDING CONTINUED AVAILABILITY OF FUNDS TO PURCHASE THE TENDERED SHARES IF THERE IS A CHANGE OF CONTROL OF THE COMPANY UNDER THE COMPANY'S BANK CREDIT AGREEMENT. SEE
SECTION 6.

     If more than 2,156,250 Shares are validly tendered at prices specified by the tendering stockholder at or below the Purchase Price and not withdrawn (or such greater number of Shares as the Company may elect to purchase), the Company will, upon the terms and subject to the conditions of the Offer, purchase Shares first from all Odd Lot Owners (as defined in Section 2) who validly tender all their Shares at or below the Purchase Price and then on a pro rata basis from all other stockholders who validly tender Shares at prices at or below the Purchase Price (and do not withdraw them prior to the Expiration Date). The Company will return at its own expense all Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration. The Purchase Price will be paid net to the tendering stockholder in cash for all Shares purchased. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY (AS DEFINED BELOW) THE SUBSTITUTE FORM W-9 THAT IS INCLUDED WITH THE LETTER OF TRANSMITTAL (OR IN THE CASE OF FOREIGN

INDIVIDUALS, FORM W-8 OBTAINABLE FROM THE DEPOSITARY) MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. In addition, the Company will pay all fees and expenses of Smith Barney Inc. and Schroder Wertheim & Co. Incorporated (the "Dealer Managers"), D.F. King & Co., Inc. (the "Information Agent") and ChaseMellon Shareholder Services, L.L.C. (the "Depositary") in connection with the Offer. See Section 16.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     On March 19, 1997, the Company's Board of Directors (sometimes hereinafter referred to as the "Board") met to consider a number of alternatives to maximize the value of the Shares. At the meeting, the Board determined that a stock repurchase program would serve the best interests of the Company and its stockholders and would be responsive to the desires of many of the Company's stockholders as expressed to management of the Company at recent meetings held with stockholders. Accordingly, at the meeting the Board authorized the repurchase by the Company of up to $85 million of Shares (the "Stock Repurchase Program"), to be implemented in two parts. The first part of the Stock Repurchase Program, which was to commence as soon as practicable, consisted of open market purchases funded by $35 million in borrowings under the Company's existing bank loan facility. The second $50 million part of the Stock Repurchase Program, which could be effected by open market or privately negotiated transactions, tender offers or otherwise as determined by the Board, is to be submitted to the Company's stockholders for their consideration and approval at a special meeting of stockholders scheduled for April 30, 1997 (the "Special Meeting"). It currently is contemplated that, if approved by stockholders, any such repurchases pursuant to the second part of the Stock Repurchase Program would be funded through the issuance of a new series of preferred stock of the Company.

     Following the March 19, 1997 Board meeting, the Company commenced open market purchases of Shares pursuant to the first part of the Stock Repurchase Program. The open market purchases were conducted pursuant to Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in order to give all stockholders the opportunity to participate, Smith Barney Inc., acting on behalf of the Company, was instructed not to solicit purchases of Shares. Due to the low number of Shares available for purchase by the Company in the open market since the commencement of the Stock Repurchase Program (see Schedule I hereto for details of the Shares purchased by the Company), the Board determined to terminate open market purchases and instead to implement the first part of the Stock Repurchase Program through the Offer. The Company is making the Offer to afford to those stockholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales.

     The Board of Directors believes that the Shares represent an attractive investment opportunity. The Offer allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company if they so desire. After the Offer is completed, the Company expects to have sufficient cash flow and access to sources of capital to continue to fund its on-going capital improvement program and other growth initiatives.

     Commencing in July 1996, Huntsman Corporation ("Huntsman") has made a number of proposals expressing interest in acquiring the Company, the most recent of which (on October 29, 1996) was at $16 per Share. The Board, after carefully considering a wide range of factors, determined that each of the Huntsman proposals was not in the best interests of stockholders and not acceptable for a number of reasons, including the fact that Huntsman had no financing for its proposals. Huntsman has not contacted the Company concerning its interest in the Company since mid-November 1996, although in late November 1996 and in February and March 1997 Huntsman made public statements reaffirming its interest in acquiring the Company at $16 per Share. The Company's current directors have stated that they would not oppose an all-cash, fully-financed offer to purchase the Company for $16 per Share from Huntsman or any other party. A stockholder who sells Shares pursuant to the Offer will not, in respect of those Shares, be able to participate in any subsequent sale of the Company, although there are no assurances that any such sale will occur or, if such a sale were to occur, as to the price provided for by such sale.

     Commencing in January 1997, a group of the Company's stockholders comprised of Guy P. Wyser-Pratte, Wyser-Pratte & Co., Inc. and Spear, Leeds & Kellogg (the "Wyser-Pratte Group"), who beneficially own approximately 13.2% of the outstanding Shares, successfully solicited from stockholders the requisite agent designations to call the Special Meeting, which, as noted above, is scheduled for April 30, 1997. At the Special Meeting, the Wyser-Pratte Group will, among other things, attempt to remove the incumbent directors of the Company and replace them with nominees who are stated to be dedicated to pursuing the sale of the Company to Huntsman or any other party who may be interested in acquiring the Company. The Wyser-Pratte Group also intends to propose a number of amendments to the Company's Amended and Restated By-Laws which they believe will facilitate a sale of the Company pursuant to an offer supported by stockholders. The Wyser-Pratte Group has filed a preliminary proxy statement with the Securities and Exchange Commission (the "Commission") for the purpose of soliciting proxies in favor of their proposals at the Special Meeting. The Company has filed a preliminary proxy statement with the Commission for the purpose of soliciting proxies in opposition to the proposals of the Wyser-Pratte Group and in favor of the Company's stock repurchase proposal.

     The Board has set April 18, 1997 as the record date for determining stockholders who are entitled to vote at the Special Meeting. Stockholders who wish to tender Shares pursuant to the Offer may nevertheless vote those Shares at the Special Meeting, in any manner the tendering stockholder desires to vote, whether the Shares are tendered prior to, on or after the record date for the Special Meeting. Stockholders should note, however, that if the Wyser-Pratte Group were to be successful at the Special Meeting in replacing a majority of the Board, such an event would constitute a "change of control" and an automatic event of default under the Amended and Restated Credit Agreement dated as of April 24, 1996, among the Company, as Borrower, The Bank of Nova Scotia, as Agent, and the Lenders signatory thereto, as amended and supplemented effective March 14, 1997 (as so amended, the "Credit Agreement"). In such event, the lenders under the Credit Agreement could refuse to make loans to the Company necessary to purchase the Shares in the Offer. It is a condition to the Offer that the lenders under the Credit Agreement continue to make loans available under the Credit Agreement following a change of control of the Company. See
Section 6. If the Wyser-Pratte Group were successful in removing and replacing the Company's current directors at the Special Meeting, the Offer would not close unless the lenders under the Credit Agreement determined to continue to make loans available under the Credit Agreement or not to demand immediate repayment of the then existing loans or the Company otherwise had at such time available adequate funds to purchase properly tendered Shares in the Offer.

     Stockholders also should be aware that the Wyser-Pratte Group's nominees for election to the Board have publicly announced their intention to pursue a sale of the Company if they are elected as directors at the Special Meeting. However, there can be no assurance that such a sale could be consummated at $16 per Share or at any other price.

     As of the close of business on March 31, 1997, there were 18,816,453 Shares outstanding and 1,155,914 Shares issuable upon exercise of outstanding stock options ("Options") under various stock option plans of the Company. The 2,156,250 Shares that the Company is offering to purchase represent approximately 11.5% of the outstanding Shares (approximately 10.8% assuming the exercise of all outstanding Options).

     The Shares are listed and principally traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "RXN." On April 2, 1997, the last full trading day on the NYSE preceding announcement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $13.25. On April 3, 1997, the last full trading day on the NYSE preceding commencement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $13.00. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS ON THE MARKET PRICE OF THE SHARES.

     On March 19, 1997, the Company issued a press release which provided an update on business operations. In the release, the Company stated that unusually high raw material costs, which as previously disclosed will adversely affect the Company's first quarter earnings results, have begun to decline and should have less of an impact on the Company's performance in the second and third quarters of 1997. The Company also stated that it is "seeing positive price momentum in our polyethylene and polypropylene businesses as well as growing contributions from our new REXflex(R) FPO plant which began production in December 1996." Commenting on first quarter results, the release stated: "[S]ignificantly higher feedstock costs in late 1996 and earlier this year are expected to reduce Rexene's operating earnings for the first quarter of 1997 by approximately $7.5 million after tax, or $0.39 per share as compared with the same period last year. However, a gain from the reversal in the first quarter of an environmental accrual established in prior years will partially offset the significantly higher feedstock costs, and Rexene anticipates that net income for the first quarter ending March 31, 1997 will be only slightly below the $0.34 per share net income reported by the Company in the same period last year."

                                   THE OFFER
1. NUMBER OF SHARES; PRORATION

     Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and thereby purchase) 2,156,250 Shares or such lesser number of Shares as are validly tendered before the Expiration Date (and not withdrawn in accordance with Section 4) at a net cash price (determined in the manner set forth below) not greater than $16.00 nor less than $14.00 per Share. The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, May 5, 1997, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 15 for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. Subject to Section 2, if the Offer is oversubscribed, Shares tendered at or below the Purchase Price before the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 2,156,250 Shares validly tendered and not withdrawn pursuant to the Offer (or such lesser number as are validly tendered at prices not greater than $16.00 nor less than $14.00 per Share). The Company reserves the right, in its sole discretion, to purchase more than 2,156,250 Shares pursuant to the Offer, provided that the aggregate consideration paid by the Company to purchase all Shares pursuant to the Offer will not exceed $34.5 million. See Section 15. In accordance with applicable regulations of the Commission, the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases or decreases the Dealer Managers' fee, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS, INCLUDING CONTINUED AVAILABILITY OF FUNDS TO PURCHASE THE TENDERED SHARES IF THERE IS A CHANGE OF CONTROL OF THE COMPANY UNDER THE CREDIT AGREEMENT. SEE SECTION 6.

     In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender Shares must specify the price (not greater than $16.00 nor less than $14.00 per Share) at which such stockholder is willing to have the Company purchase Shares. As promptly as practicable following the Expiration Date, the Company will, in its sole discretion, determine the Purchase Price (not greater than $16.00 nor less than $14.00 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will pay the Purchase Price, even if such Shares were tendered below the Purchase Price, for all Shares validly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

     If the number of Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date is less than or equal to 2,156,250 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares so tendered.

     Priority. Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 2,156,250 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are validly tendered at or below the Purchase Price and not withdrawn, the Company will purchase such validly tendered Shares in the following order of priority:

          (i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any Odd Lot Owner (as defined in Section 2) who:

             (a) tenders all Shares beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference); and

             (b) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

          (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis.

     Proration. In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each stockholder tendering Shares (other than Odd Lot Owners) shall be based on the ratio of the number of Shares the Company has agreed to purchase (other than from Odd Lot Owners) to the total number of Shares tendered by all stockholders (other than Odd Lot Owners) at or below the Purchase Price. This ratio will be applied to stockholders tendering Shares (other than Odd Lot Owners) to determine the number of Shares that will be purchased from each such stockholder pursuant to the Offer. Although the Company does not expect to be able to announce the final results of such proration until approximately seven business days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Stockholders can obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers.

     As described in Section 14, the number of Shares that the Company will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares as of March 31, 1997 and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. TENDERS BY OWNERS OF FEWER THAN 100 SHARES

     The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of stockholders who beneficially owned as of the close of business on March 31, 1997, and continue to beneficially own as of the Expiration Date, an aggregate of fewer than 100 Shares ("Odd Lot Owners"). See Section 1. To avoid proration, however, an Odd Lot Owner must validly tender at or below the Purchase Price all such Shares that such Odd Lot Owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to partial tenders or to owners of 100 or more Shares in the aggregate even if such owners have separate stock certificates for fewer than 100 such Shares. Any Odd Lot Owner wishing to tender all such Shares beneficially owned by such stockholder pursuant to this Offer must complete the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery and must properly indicate in the section entitled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in the Letter of Transmittal the price at which such Shares are being tendered, except that an Odd Lot Owner may check the box in the section entitled "Odd Lots" indicating that the stockholder is tendering all of such stockholder's Shares at the Purchase Price. See Section 3. Stockholders owning an aggregate of less than 100 Shares whose Shares are purchased pursuant to the Offer will avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on a sale of their Shares in transactions on a stock exchange, including the NYSE.

     The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tendered any Shares beneficially owned at or below the Purchase Price and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase in the Offer by the number of Shares purchased through the exercise of such right.

3. PROCEDURE FOR TENDERING SHARES

     Proper Tender of Shares. For Shares to be validly tendered pursuant to the
Offer:

          (i) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received prior to 12:00 Midnight, New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

          (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

     AS SPECIFIED IN INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, EACH STOCKHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" IN THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $.25) AT WHICH SUCH STOCKHOLDER'S SHARES ARE BEING TENDERED, EXCEPT THAT AN ODD LOT OWNER MAY CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL ENTITLED "ODD LOTS" INDICATING THAT THE STOCKHOLDER IS TENDERING ALL OF SUCH STOCKHOLDER'S SHARES AT THE PURCHASE PRICE. STOCKHOLDERS DESIRING TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH PRICE AT WHICH SHARES ARE BEING TENDERED, EXCEPT THAT THE SAME SHARES CANNOT BE TENDERED (UNLESS PROPERLY WITHDRAWN PREVIOUSLY IN ACCORDANCE WITH THE TERMS OF THE OFFER) AT MORE THAN ONE PRICE. IN ORDER TO VALIDLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     In addition, Odd Lot Owners who tender all Shares must complete the section entitled "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in Section 2.

     Signature Guarantees and Method of Delivery. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company or the Philadelphia

Depository Trust Company (the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the holder of the Shares) tendered therewith and payment and delivery are to be made directly to such registered holder, or (ii) if Shares are tendered for the account of a firm or other entity that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In this regard see Section 5 for information with respect to applicable stock transfer taxes. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described below), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees, or an Agent's Message in lieu of a Letter of Transmittal, and other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO ONE OF THE BOOK-ENTRY TRANSFER FACILITIES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary before the Expiration Date, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) the Depositary receives (by hand, mail, overnight courier, telegram or facsimile transmission), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (indicating the price at which the Shares are being tendered); and

          (iii) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of

     Transmittal, are received by the Depositary no later than 5:00 p.m., New York City time, on the third NYSE trading day after the date the Depositary receives such Notice of Guaranteed Delivery.

     If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at a Book-Entry Transfer Facility, such Shares will be credited to the appropriate account maintained by the tendering stockholder at the appropriate Book-Entry Transfer Facility, in each case without expense to such stockholder.

     Backup Federal Income Tax Withholding. Under the United States federal income tax backup withholding rules, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless either the stockholder or other payee provides such person's taxpayer identification number (employer identification number or social security number) to the Depositary and certifies under penalties of perjury that such number is correct or another exemption applies. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the Depositary that the stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements can be obtained from the Depositary. See Instructions 10 and 11 of the Letter of Transmittal.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

     For a discussion of certain United States federal income tax consequences to tendering stockholders, see Section 14.

     Withholding For Foreign Stockholders. Even if a foreign stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder or his or her agent pursuant to the Offer, unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of the source of such income. In order to obtain a reduced rate of withholding pursuant to a tax treaty or an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary before the payment pursuant to the Offer a properly completed and executed IRS Form 1001 or IRS Form 4224, respectively. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224), unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" test described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. FOREIGN STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX WITHHOLDING, INCLUDING ELIGIBILITY FOR A WITHHOLDING TAX REDUCTION OR EXEMPTION, AND THE REFUND PROCEDURE. See Instructions 10 and 11 of the Letter of Transmittal.

     Tendering Shareholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act, for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person's own account unless at the time of tender and at the Expiration Date such person has a "net long position" equal to or greater than the amount tendered in (a) the Shares and will deliver or cause to be delivered such Shares for the purpose of tender to the Company within the period specified in the Offer, or (b) other securities immediately convertible into, exercisable for or exchangeable into Shares ("Equivalent Securities") and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering shareholder's representation and warranty to the Company that (a) such stockholder has a "net long position" in Shares or Equivalent Securities being tendered within the meaning of Rule 14e-4, and (b) such tender of Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

     Determinations of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares or any particular shareholder. No tender of Shares will be deemed to be properly made until all defects or irregularities have been cured or waived. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE VALIDLY TENDERED.

4. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after 12:00 Midnight, New York City Time, on Friday, May 30, 1997.

     For a withdrawal to be effective, the Depositary must receive (at its address set forth on the back cover of this Offer to Purchase) a notice of withdrawal in written, telegraphic or facsimile transmission form on a timely basis. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity, including time of receipt, of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Managers, the Depositary, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Withdrawals may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered before the Expiration Date by again following any of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of the tender offer.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders, and will accept for payment and pay for (and thereby purchase) Shares validly tendered at or below the Purchase Price and not withdrawn as soon as practicable after the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay a single per Share Purchase Price for all of the Shares accepted for payment pursuant to the Offer as soon as practicable after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other required documents.

     Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven business days after the Expiration Date. Under no circumstances will the Company pay interest on the Purchase Price including, without limitation, by reason of any delay in making payment. Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant who so delivered such Shares) as promptly as practicable following the Expiration Date or termination of the Offer without expense to the tendering stockholder. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price, unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL (OR IN THE CASE OF FOREIGN INDIVIDUALS, FORM W-8 OBTAINABLE FROM THE DEPOSITARY) MAY BE SUBJECT TO REQUIRED UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN STOCKHOLDERS.

6. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if at any time on or after April 4, 1997 and prior to the time of payment for any such Shares (whether any Shares have theretofore been accepted for payment, purchased or paid for pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

          (a) there shall have been threatened, instituted or be pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which (i) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of Shares pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer; or (ii) could, in the sole judgment of the Company, materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries, taken as a whole, or materially impair the Offer's contemplated benefits to the Company; or

          (b) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the sole judgment of the Company, would or might directly or indirectly result in any of the consequences referred to in clause (i) or (ii) of paragraph (a) above; or

          (c) there shall have occurred (i) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market; (iii) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;
     (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company might materially affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have in the sole judgment of the Company a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares or on the proposed financing of the Offer; (vi) in the case of any of the foregoing existing at the time of the announcement of the Offer, a material acceleration or worsening thereof; or (vii) any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index by an amount in excess of 10% measured from the close of business on April 3, 1997; or

          (d) any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which in the sole judgment of the Company is or may be material to the Company and its subsidiaries taken as a whole; or

          (e) a "change of control" of the Company shall have occurred under the Credit Agreement and the lenders thereunder shall have exercised their right not to thereafter make loans to the Company under the Credit Agreement or to demand immediate repayment of all outstanding loans.

     The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if the Company waives any of the foregoing conditions, it may be required to extend the Expiration Date of the Offer. Any determination by the Company concerning the events described above and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered will be final and binding on all parties.

7. PRICE RANGE OF SHARES; DIVIDENDS

     The Shares are listed and principally traded on the NYSE. The high and low sales prices per Share on the NYSE Composite Tape as compiled from published financial sources and the quarterly cash dividends declared per Share for the periods indicated are listed below:

                                                                               DIVIDENDS
                                                           HIGH      LOW       DECLARED
                                                           ----      ----      ---------
1995:
  1st Quarter............................................  $13 3/8   $ 9         $ --
  2nd Quarter............................................   14 1/4    10 1/4       --
  3rd Quarter............................................   15 5/8    11 1/4       --
  4th Quarter............................................   12 1/4     8 7/8      .04
1996:
  1st Quarter............................................  $14 1/4   $ 9 1/8     $.04
  2nd Quarter............................................   13 7/8     9 7/8      .04
  3rd Quarter............................................   13 7/8     9          .04
  4th Quarter............................................   14 1/2    11 3/4      .04
1997:
  1st Quarter............................................  $14 1/2   $13         $.04
  2nd Quarter (through April 3, 1997)....................   13 1/2    13           --

     On April 2, 1997, the last full trading day on the NYSE preceding announcement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $13 1/4. On April 3, 1997, the last full trading day on the NYSE preceding commencement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $13. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

     On January 26, 1993, the Board of Directors of the Company adopted the Rights Agreement pursuant to which Rights were distributed to stockholders on the basis of one Right for each Share held. In general, the Rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of the Shares. Once exercisable, each Right entitles its holder to purchase from the Company one Share at a purchase price of $60 per Share (the "Exercise Price"), subject to adjustment. Upon the occurrence of certain other events related to changes in the ownership of the Shares, each holder of a Right would be entitled to receive, upon exercise, (i) that number of Shares having a market value of two times the Exercise Price or (ii) that number of shares of an acquiring corporation's common stock having a market value of two times the Exercise Price. The Rights expire on February 8, 2003 and, subject to certain conditions, may be redeemed by the Board of Directors at any time at a price of $.01 per Right. The Rights are not currently exercisable and trade together with the Shares associated therewith. Absent circumstances causing the Rights to become exercisable or separately tradable prior to the Expiration Date, the tender of any Shares pursuant to the Offer will include the tender of the associated Rights. No separate consideration will be paid for such Rights. Upon the purchase of Shares by the Company pursuant to the Offer, the sellers of the Shares so purchased will no longer own the Rights associated with such Shares.

     At a meeting of the Board of Directors of the Company held on March 13, 1997, the Board of Directors declared a regular quarterly dividend of $.04 per Share payable on April 10, 1997 to stockholders of record on March 28, 1997. Since the Expiration Date will occur after April 10, 1997, holders of record on March 28, 1997 of Shares tendered in the Offer will be entitled to receive such dividend to be paid to stockholders of record as of such date regardless of whether such Shares are tendered pursuant to the Offer prior to, on or after April 10, 1997.

8. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     On March 19, 1997, the Company's Board met to consider a number of alternatives to maximize the value of the Shares. At the meeting, the Board determined that the Stock Repurchase Program then under consideration by the Board would serve the best interests of the Company and its stockholders and would be responsive to the desires of many of the Company's stockholders as expressed to management of the Company at recent meetings held with stockholders. Accordingly, at the meeting the Board authorized the repurchase by the Company of up to $85 million of Shares, to be implemented in two parts. The first part of the Stock Repurchase Program, which was to commence as soon as practicable, consisted of open market purchases funded by $35 million in borrowings under the Company's existing bank loan facility. The second $50 million part of the Stock Repurchase Program, which could be effected by open market or privately negotiated transactions, tender offers or otherwise as determined by the Board, is to be submitted to the Company's stockholders for their consideration and approval at the Special Meeting. It currently is contemplated that, if approved by stockholders, any such repurchases pursuant to the second part of the Stock Repurchase Program would be funded through the issuance of a new series of preferred stock of the Company. Following the March 19, 1997 Board meeting, the Company commenced open market purchases of Shares pursuant to first part of the Stock Repurchase Program. The open market purchases were conducted pursuant to Rule 10b-18 promulgated under the Exchange Act and, in order to give all stockholders the opportunity to participate, Smith Barney Inc., acting on behalf of the Company, was instructed not to solicit purchases of Shares. Due to the low number of Shares available for purchase by the Company in the open market since the commencement of the Stock Repurchase Program (see Schedule I hereto for details of the Shares purchased by the Company), the Board determined to terminate open market purchases and instead to implement the first part of the Stock Repurchase Program through the Offer.

     The Company is making the Offer to afford to those stockholders who desire liquidity an opportunity to sell all or a portion of their Shares without the usual transaction costs associated with open market sales. After the Offer is completed, the Company expects to have sufficient cash flow and access to other sources of capital to continue to fund its on-going capital improvement program and other growth initiatives.

     The Board of Directors believes that, given the Company's business, assets and prospects, the purchase of the Shares pursuant to the Offer is an attractive investment that will benefit the Company and its remaining stockholders. The Offer provides stockholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $16.00 nor less than $14.00 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash to the Company without the usual costs associated with a market sale. The Offer would also allow Odd Lot Owners whose Shares are purchased pursuant to the Offer to avoid both the payment of brokerage commissions and any applicable odd lot discounts payable on sales of odd lots on a securities exchange. To the extent the purchase of Shares in the Offer results in a reduction in the number of stockholders of record, the costs to the Company for services to stockholders should be reduced. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company if they so desire. Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and therefore in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

     The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares, taking into account the increased interest expense and debt amortization and financial and operating constraints associated with the borrowing required to fund the Offer. In the view of the Board of Directors, the Offer represents an attractive investment and use of the Company's cash generation abilities that should benefit the Company and its stockholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase stockholder value.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES AND NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS, EXECUTIVE OFFICERS OR THEIR RESPECTIVE AFFILIATES INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     As of March 31, 1997, no person was known by the Company to be the beneficial owner of more than 5% of the outstanding Shares, except that: (a) the Company understands from publicly available reports to the Commission that the Wyser-Pratte Group (at 63 Wall Street, New York, New York 10005) may be deemed to be a group for federal securities law purposes beneficially owning in the aggregate 2,483,800 Shares or approximately 13.2% of the outstanding Shares. If the Company purchases 2,156,250 Shares pursuant to the Offer, assuming no Shares beneficially owned by the Wyser-Pratte Group are tendered in the Offer, Shares beneficially owned by the Wyser-Pratte Group would represent 14.9% of the outstanding Shares; and (b) the Company understands from publicly available reports to the Commission that David C. Swalm and certain affiliates (collectively, "Swalm") (at 11102 Hedwig Lane, Houston, Texas 77024) may be deemed to be a group for federal securities law purposes beneficially owning in the aggregate 1,850,000 Shares or approximately 9.8% of the outstanding Shares. If the Company purchases 2,156,250 Shares pursuant to the Offer, assuming no Shares beneficially owned by Swalm are tendered in the Offer, Shares beneficially owned by Swalm would represent 11.1% of the outstanding Shares.

     The Company may in the future purchase Shares in the open market, in private transactions, through tender offers or otherwise. However, Rule 13e-4 under the Exchange Act prohibits the Company from making any purchases of Shares until 10 business days after the Expiration Date, other than pursuant to the Offer. Any Share purchases the Company may choose to make may be on the same terms as, or on terms more or less favorable to stockholders than, the terms of the Offer. Any possible future purchases by the Company will depend on numerous factors, including the market price of the Shares, the results of the Offer, the Company's business and financial condition and general economic and market conditions.

     Shares the Company acquires pursuant to the Offer will be retained as treasury stock (unless and until the Company determines to retire such Shares) and be available for issue without further stockholder action (except as required by applicable law or, if retired, the rules of any securities exchange on which Shares are listed) for purposes including, but not limited to, the acquisition of other businesses, raising of additional capital for use in the Company's businesses, and satisfaction of obligations under existing or future employee benefit plans. The Company has no current plan for issuance of Shares repurchased pursuant to the Offer.

     Except as disclosed in this Offer to Purchase, the Company currently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any or all of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any material change in the Company's Restated Certificate of Incorporation or Amended and Restated By-Laws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

9. INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

     As of March 31, 1997, there were 18,816,453 Shares outstanding. As of March 31, 1997, there were 1,155,914 Shares issuable upon the exercise of all outstanding Options. As of March 31, 1997, the Company's directors and executive officers as a group (15 persons) beneficially owned 1,661,430 Shares (including 350,919 Shares issuable upon the exercise of Options exercisable within 60 days of such date), which constituted approximately 8.7% of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within 60 days of such date were exercised) at such time. If the Company purchases 2,156,250 Shares pursuant to the Offer (approximately 11.5% of the outstanding Shares as of March 31, 1997) and no director or executive officer tenders Shares pursuant to the Offer (as is intended by the directors and executive officers), then after the purchase of Shares pursuant to the Offer, the Company's directors and executive officers as a group would beneficially own approximately 9.8% of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within 60 days of such date were exercised). As of March 31, 1997, no director or executive officer had beneficial ownership of more than 1% of the outstanding Shares, except Richard C. Perry and Stephen C. Swid, each a Director of the Company, whose beneficial ownership was approximately 3.2% and 3.4%, respectively, of the outstanding Shares. If the Company purchases 2,156,250 Shares pursuant to the Offer, assuming no Shares beneficially owned by Messrs. Perry and Swid are tendered in the Offer (as is intended by Messrs. Perry and Swid), Shares beneficially owned by Messrs. Perry and Swid would represent approximately 3.5% and 3.8%, respectively, of the outstanding Shares (including Shares issuable if Options held by the Company's directors and executive officers exercisable within 60 days of such date were exercised).

     Except as set forth in Schedule I hereto, based on the Company's records and information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor any of its associates or subsidiaries or persons controlling the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof.

     Except as set forth in this Offer to Purchase, neither the Company or any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

10.  SOURCE AND AMOUNT OF FUNDS

     Assuming that the Company purchases 2,156,250 Shares pursuant to the Offer at the maximum specified purchase price of $16.00 per Share, the Company expects the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $35,500,000. The Company anticipates that the funds necessary to pay such amounts will be provided by borrowings under the existing credit facilities of the Company.

     The Company intends to fund the Offer through borrowings under the Credit Agreement. The Credit Agreement provides the Company with a line of credit in the amount of $150 million for a seven-year term, which is expected to be increased to approximately $225 million. Borrowings under the Credit Agreement bear interest at a floating rate based on the prime rate or, at the Company's option, on the reserve-adjusted London Interbank offered rate and is secured by the pledge of substantially all of the assets of the Company, including inventory and accounts receivable and the proceeds thereof, but excluding the Company's styrene plant in Odessa, Texas and the assets of its English subsidiary. The Credit Agreement contains covenants which limit, among other things, the incurrence of additional indebtedness by the Company, the payment of dividends, the creation of liens on the Company's assets, the making of certain investments by the Company, certain mergers, sales of certain fixed assets and the prepayment of the Company's Senior Notes. The Credit Agreement also contains certain financial covenants relating to the financial condition of the Company, including covenants relating to interest coverage and a leverage ratio. In addition, the Credit Agreement contains change of control provisions. See "Introduction." A copy of the Credit Agreement has been filed with the Commission as exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and is incorporated by reference herein.

     The Company expects to repay indebtedness incurred under the Credit Agreement as a result of the Offer through cash flow from operations and/or future borrowings.

11.  CERTAIN INFORMATION ABOUT THE COMPANY

     The Company is the result of a combination of three businesses operated by predecessor entities. In 1958, a subsidiary of The El Paso Company ("El Paso") constructed a styrene plant in Odessa, Texas. In 1960, El Paso and a predecessor of Dart Industries Inc. ("Dart") formed a joint venture to produce ethylene, propylene, polyethylene and polypropylene in Odessa, Texas. El Paso subsequently acquired the plastic film business of Dart in 1979 and full ownership of these businesses by 1983. In 1983, El Paso sold its petrochemical, polyolefin and plastic film business to a management-led group of investors, who consolidated the businesses under a Delaware corporation named Rexene Corporation ("Old Rexene"). In 1988 Old Rexene was sold to an investor group organized by an investment banking firm.

     In October 1991, Old Rexene filed a petition for reorganization under the federal bankruptcy laws. On September 19, 1992, Old Rexene emerged from bankruptcy in accordance with a plan of reorganization providing for the merger of Old Rexene into its wholly-owned operating subsidiary, Rexene Products Company, a Delaware corporation, which subsequently changed its name to Rexene Corporation.

     The corporate headquarters of the Company are located at 5005 LBJ Freeway, Dallas, Texas 75244, and its telephone number is 972-450-9000.

     The Company manufactures and markets a wide variety of products through its two operating divisions, Rexene Products Company division and the CT Film division. The products range from value added specialty products, such as customized plastic films, to commodity petrochemicals, such as styrene. These products are sold to a diverse customer base and are used in a wide variety of industrial and consumer-related applications. The Company's principal products are polyethylene, polypropylene, REXtac(R) amorphous polyalphaolefin ("APAO") and REXflex(R) flexible polyolefin ("FPO") polymers, styrene and plastic film. In addition, the Company manufactures, primarily for its own consumption, ethylene and propylene, the two basic chemical building blocks of the Company's principal products. The Company manufactures polymers and petrochemicals at an integrated facility in Odessa, Texas (the "Odessa Facility") which is located near supplies of most of its feedstocks and plastic film at five plants located in the United States and England.

     In December 1996, the Company completed construction of its new FPO plant at the Odessa Facility and commenced commercial production of REXflex(R) FPO, a flexible polyolefin produced by the Company using a proprietary process. The Company, which is the only producer of FPO, has begun marketing REXflex(R) FPO in the medical, personal care, automotive and industrial markets. Because of its flexibility and other performance characteristics, its applications include medical bags and tubing, nonwovens, personal care products, automotive interior uses, industrial sheeting, film and insulation.

     Plastic film, polyethylene, polypropylene, APAO, FPO and styrene and used by the Company's customers in different industrial processes to manufacture many diverse finished goods.

     Historical Financial Information. The following table sets forth certain summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information for fiscal years 1996 and 1995 (other than the ratios of earnings to fixed charges) has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company as reported in the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1996 and December 31, 1995 and is hereby incorporated herein by reference. The summary historical consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, the audited financial statements and the related notes thereto from which it has been derived. Copies of reports may be inspected or obtained from the Commission in the manner specified in "-- Additional Information" below.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT FOR RATIOS AND PER SHARE DATA)

                                           YEARS ENDED DECEMBER 31,
                                          --------------------------
                                            1996            1995
                                          --------      ------------
Consolidated Statements of Operations
  Data:
  Net sales.............................  $587,761          $615,238
  Operating income......................   $63,436          $125,146
  Net income............................   $29,731           $65,443
  Net income per share..................     $1.55             $3.42
  Weighted average shares outstanding...    19,168            19,126
Dividends per share.....................      $.16              $.04
Ratio of earnings to fixed charges(1)...      2.47              4.39

                                               AT DECEMBER 31,
                                          --------------------------
                                            1996            1995
                                          --------      ------------
Consolidated Balance Sheet Data:
  Working capital.......................   $92,089          $108,416
  Total assets..........................  $597,542          $520,591
  Long-term debt and other noncurrent
     liabilities........................  $350,383          $296,080
  Stockholders' equity..................  $169,051          $140,151
  Book value per share..................     $8.99             $7.48
  Shares outstanding....................    18,808            18,745

---------------

(1) The ratio of earnings to fixed charges was computed by dividing pre-tax income before fixed charges, excluding capitalized interest, by fixed charges. Fixed charges consist of interest, both expensed and capitalized, amortization of debt issue expense and one-third of rent expense, which approximates the interest factor.

     Pro Forma Financial Information. The following summary unaudited consolidated pro forma financial information gives effect to the purchase of Shares pursuant to the Offer as if it had occurred on January 1, 1996. The pro forma financial information should be read in conjunction with the historical consolidated financial information incorporated herein by reference and does not purport to be indicative of the results that would actually have been obtained, or that may be obtained in the future, had the purchase of the Shares pursuant to the Offer been completed at the dates indicated.

         SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT FOR RATIOS AND PER SHARE DATA)

                                                                           YEAR ENDED
                                                                       DECEMBER 31, 1996
                                                              ------------------------------------
                                                                                  PRO FORMA
                                                                            ----------------------
                                                                             ASSUMED      ASSUMED
                                                                             $14.00       $16.00
                                                                            PER SHARE    PER SHARE
                                                                            PURCHASE     PURCHASE
                                                              HISTORICAL      PRICE        PRICE
                                                              ----------    ---------    ---------
Consolidated Statement of Operations Data:
  Net sales.................................................   $587,761     $587,761     $587,761
  Operating income..........................................    $63,436      $63,436      $63,436
  Net income................................................    $29,731      $28,209      $27,995
  Net income per share......................................      $1.55        $1.66        $1.65
  Weighted average shares outstanding.......................     19,168       17,000       17,000
Ratio of earnings to fixed charges..........................       2.47         2.27         2.24

                                                                               AT
                                                                       DECEMBER 31, 1996
                                                              ------------------------------------
                                                                                  PRO FORMA
                                                                            ----------------------
                                                                             ASSUMED      ASSUMED
                                                                             $14.00       $16.00
                                                                            PER SHARE    PER SHARE
                                                                            PURCHASE     PURCHASE
                                                              HISTORICAL      PRICE        PRICE
                                                              ----------    ---------    ---------
Consolidated Balance Sheet Data:
  Working capital...........................................    $92,089      $91,439      $91,439
  Total assets..............................................   $597,542     $596,892     $596,892
  Long-term debt and other noncurrent liabilities...........   $350,383     $381,071     $385,383
  Stockholders' equity......................................   $169,051     $137,713     $133,401
  Book value per share......................................      $8.99        $8.28        $8.02
  Shares outstanding........................................     18,808       16,640       16,640

     The following assumptions regarding the Offer were made in arriving at the pro forma financial information:

(1) The information assumes 2,156,250 Shares are repurchased at a $14.00 per Share price and a $16.00 per Share price, respectively, and the March 1997 open market purchases of 11,500 Shares. The repurchase was assumed to be financed by borrowings under the Credit Agreement.

(2) Interest expense was increased for the periods presented for the additional long-term debt assumed to be used to finance the repurchase of Shares as of January 1, 1996. The assumed rate on the additional borrowings was 8%.

(3) Income tax benefit on the increased interest expense was computed at an assumed marginal rate of 38%.

(4) Expenses directly related to the Offer are assumed to be $1.0 million and are charged against stockholders' equity.

(5) The ratio of earnings to fixed charges was computed by dividing pre-tax income before fixed charges, excluding capitalized interest, by fixed charges. Fixed charges consist of interest, both expensed and capitalized, amortization of debt issue expense and one-third of rent expense, which approximates the interest factor.

(6) The aggregate consideration to be paid by the Company to purchase Shares pursuant to the Offer will not exceed $34.5 million. If 2,464,285 Shares were available for purchase at $14.00 per Share and the Company were to elect to exercise its right to purchase such number of Shares, pro forma book value per Share would be $8.17 and pro forma net income per Share would be $1.68.

     Additional Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the Shares are listed.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, the Company believes that there will still be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares. Based on the published guidelines of the NYSE, the Company does not believe that its purchase of Shares pursuant to the Offer will cause its remaining Shares to be delisted from such exchange.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     The Company is not aware of any license or regulatory permit material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

     The consent of the lenders under the Credit Agreement was required to permit the making of the Offer, which consent was obtained prior to the date hereof.

14. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations promulgated thereunder, rulings, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

     This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as a part of a "hedging" or "conversion" transaction for United States federal income tax purposes). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States Holder. For purposes of this summary, a "United States Holder" is a holder of Shares that is (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state or any political subdivision thereof, or (c) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     This discussion does not address the tax consequences to foreign stockholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such stockholders are generally taxed in a manner similar to United States Holders; however, certain special rules apply. Foreign stockholders who are not subject to United States federal income tax on a net basis should see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of the tax withheld.

     The summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address the state, local or foreign tax consequences of participating in the Offer. EACH STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER'S TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF PARTICIPATING IN THE OFFER.

     United States Holders Who Receive Cash Pursuant to the Offer. An exchange of Shares for cash pursuant to the Offer by a United States Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, a United States Holder will, depending on such holder's particular circumstances, be treated either as having sold such holder's Shares or as having received a dividend distribution from the Company, in each case with the tax consequences described below.

     Under Section 302 of the Code, a United States Holder whose Shares are exchanged for cash pursuant to the Exchange will be treated as having sold such holder's Shares, and thus will recognize gain or loss, if the exchange (a) results in a "complete termination" of such holder's equity interest in the Company, (b) is "substantially disproportionate" with respect to such holder or
(c) is "not essentially equivalent to a dividend" with respect to the holder, each as discussed below. In applying these tests, a United States Holder will be treated as owing Shares actually or constructively owned by certain related individuals and entities (including by reason of options).

     If a United States Holder sells Shares to persons other than the Company at or about the time such holder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the holder are part of an overall plan to reduce or terminate such holder's proportionate interest in the Company, then the sales to persons other than the Company may, for United States federal income tax purposes, be integrated with the holder's sale of Shares pursuant to the Offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the three tests described below.

     A United States Holder that exchanges all Shares actually and constructively owned by such holder for cash pursuant to the Offer will be treated as having completely terminated such holder's equity interest in the Company.

     An exchange of Shares for cash will be "substantially disproportionate" with respect to a United States Holder if the percentage of the then outstanding Shares actually and constructively owned by such holder immediately after the exchange pursuant to the Offer is less than 80% of the percentage of the Shares actually and constructively owned by such holder immediately before the exchange.

     A United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's actual and constructive proportionate interest in the Company constitutes a "meaningful reduction" given such holder's particular facts and circumstances. The IRS has indicated in published rulings that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction."

     If a United States Holder is treated as having sold such holder's Shares under any of the three tests described above, such holder will recognize gain or loss equal to the difference between the amount of cash received and such holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange.

     If, however, a United States Holder's exchange of Shares pursuant to the Offer is not treated under Section 302 as a sale, the entire amount of cash received by such holder will be treated as a dividend distribution. To the extent of the Company's current and accumulated earnings and profits, which the Company anticipates will be sufficient to cover the amount of any such dividend, such distribution will be includible in the holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged. No loss will be recognized. The United States Holder's tax basis in the Shares exchanged generally will be added to such holder's tax basis in such holder's remaining Shares. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate United States Holder, such holder will be (i) eligible for a dividends-received deduction (subject to applicable limitations) and (ii) subject to the "extraordinary dividend" provisions of the Code. Any cash received by a United States Holder in excess of the Company's current and accumulated earnings and profits will be treated first as a tax-free return of such holder's tax basis in all of his or her Shares and thereafter as capital gain.

     The Company cannot predict whether or to what extent the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a holder can be given no assurance that a sufficient number of such holder's Shares will be exchanged pursuant to the Offer to ensure that such exchange will be treated as a sale, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

     Stockholders Who Do Not Receive Cash Pursuant to the Offer. Stockholders whose Shares are not exchanged pursuant to the Offer will not incur any tax liability as a result of the consummation of the Offer.

     See Section 3 with respect to the application of United States federal income tax withholding to payments made to foreign stockholders and of backup withholding.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

15. EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. Additionally, in certain circumstances, if the Company waives any of the conditions of the Offer set forth in Section 6, it may be required to extend the Expiration Date of the Offer. The Company's reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in
Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 A.M., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designated to inform stockholders of such change. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) promulgated under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases or decreases the Dealer Managers' fee, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

16. FEES AND EXPENSES

     The Company has retained Smith Barney Inc. ("Smith Barney") and Schroder Wertheim & Co. Incorporated ("Schroder Wertheim") to act as the Dealer Managers in connection with the Offer. Smith Barney and Schroder Wertheim will each receive a fee equal to 1% of the value of the Shares purchased in the Offer, but in no event less than $0.05 per Share purchased in the Offer, for their services as Dealer Managers. The Company also has agreed to reimburse Smith Barney and Schroder Wertheim for certain expenses incurred in connection with the Offer, including out-of-pocket expenses and reasonable attorney's fees and disbursements, and to indemnify Smith Barney and Schroder Wertheim against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Smith Barney and Schroder Wertheim have rendered various investment banking and other advisory services to the Company in the past, for which they have received customary compensation, and can be expected to render similar services to the Company in the future. The Company also has retained D.F. King & Co., Inc. as Information Agent and ChaseMellon Shareholder Services, L.L.C. as Depositary in connection with the Offer. The Information

Agent and the Depositary will receive reasonable and customary compensation for their services. The Company will also reimburse the Information Agent and the Depositary for out-of-pocket expenses, including reasonable attorneys' fees, and has agreed to indemnify the Information Agent and the Depositary against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. The Dealer Managers and Information Agent may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

     The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person (other than the Dealer Managers) for soliciting any Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of the Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

17. MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") which contains additional information with respect to the Offer. The Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning the Company.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGERS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGERS.

                                                     REXENE CORPORATION

April 4, 1997

                                   SCHEDULE I

                     CERTAIN TRANSACTIONS INVOLVING SHARES

     Except as set forth below, based upon the Company's records and upon information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor any of its associates or subsidiaries or persons controlling the Company (of which the Company believes there are none) nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiary of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to April 4, 1997.

     1. On March 7, 1997 (prior to the election of Richard C. Perry as a director), Perry Partners L.P. sold 26,000 Shares to its affiliate, Perry Partners International, Inc. at $13.875 per Share.

     2. On March 10, 1997 (prior to his election as a director), Stephen C. Swid made a charitable gift of 5,207 Shares.

     3. The Company purchased 5,500 Shares in open market transactions on March 24, 1997 at a price of $13.75 per Share.

     4. The Company purchased 2,300 Shares in open market transactions on March 25, 1997 at a price of $13.75 per Share.

     5. The Company purchased 2,100 Shares in open market transactions on March 26, 1997 at a price of $13.75 per Share.

     6. The Company purchased 1,600 Shares in open market transactions on March 27, 1997 at a price of $13.75 per Share.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                               Delivery Addresses

             By Mail:                        By Facsimile:             By Hand or By Overnight Courier:
    REORGANIZATION DEPARTMENT       (FOR ELIGIBLE INSTITUTIONS ONLY)      REORGANIZATION DEPARTMENT
          P.O. BOX 3301                      (201) 329-8936                      120 BROADWAY
SOUTH HACKENSACK, NEW JERSEY 07606                                                13TH FLOOR
                                          CONFIRM FACSIMILE BY             NEW YORK, NEW YORK 10271
                                            TELEPHONE ONLY:
                                             (201) 296-4209

                             ---------------------

     Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent, at the telephone number and address below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             D.F. KING & CO., INC.
                                77 WATER STREET
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10005

                           TOLL FREE:  (800) 714-3310
                      BANKS & BROKERS CALL: (212) 425-1395

                     THE DEALER MANAGERS FOR THE OFFER ARE:

                               SMITH BARNEY INC.
                              390 GREENWICH STREET
                            NEW YORK, NEW YORK 10013

                         CALL TOLL FREE (800) 996-7920

                                      AND

                      SCHRODER WERTHEIM & CO. INCORPORATED
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019

                         CALL TOLL FREE (800) 992-9876